Mail Stop 3561

June 11, 2009

Via U.S. Mail

Mr. Mendel Klein, Chairman of the Board
Laser Master International, Inc.
1000 First Street
Harrison, New Jersey 07029

> **Re:** **Laser Master International, Inc.**
> **Form 10-K for the fiscal year ended November 30, 2008**
> **Filed March 17, 2009**
> **File No. 002-76262-NY**

Dear Mr. Klein:

We have reviewed your response dated May 11, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Mendel Klein, Chairman of the Board
Laser Master International, Inc.
June 11, 2009
Page 2

Annual Report on Form 10-K for the fiscal year ended November 30, 2008

Financial Statements, page 8
Notes to Consolidated Financial Statements, page 13
Note 2 – Investments, page 15

1.   We note your response to our prior comment 3, but do not believe you have been
        fully responsive to our request. As originally requested, please tell us and
        disclose in your financial statements on a separate basis, if there has been a loss in
        value associated with any of your three real estate joint venture investments as of
        November 30, 2008. Specifically, providing us with the recorded book carrying
        value for each real estate joint venture investment at November 30, 2008 and
        addressing if the current fair value of each real estate joint venture investment is
        less than its recorded carrying value at November 30, 2008. Please provide us
        with the current fair value assigned to each real estate joint venture investment at
        November 30, 2008 and the method(s) and assumptions used in determining the
        current fair value of each real estate joint venture investment at November 30,
        2008. Additionally, if the recorded book carrying value for any of the real estate
        joint venture investments at November 30, 2008 is more than its current fair
        value, please fully explain in detail your basis in concluding that the loss was
        either temporary or other than temporary. If there was no loss in value associated
        with any of your three real estate joint venture investments, please fully explain
        your facts, circumstances, and assumptions used to support this conclusion. We
        may have further comment upon receipt of your response.

Note 10- Rental Income and Operating Leases, page 18

2.   We note your response to prior comment 4 and do not believe you have been fully
        responsive to our request. Your response indicates that none of the criteria of
        paragraphs 7 and 8 of SFAS 13 was met with regard to the Chicago Lease and
        therefore operating lease classification was appropriate. Please provide us with
        detailed information concerning each criterion of paragraphs 7 and 8 of SFAS 13
        and how each criterion was not met and therefore operating lease accounting was
        appropriate. We may have further comment upon receipt of your response.

                                    ****

You may contact Heather Clark at 202-551-3624 or Jeff Jaramillo at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief